UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

E. Peter Strand

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,936,974 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 23,936,974 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,936,974 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,451,391 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 16,451,391 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,451,391 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 5 of 7 Pages

This Amendment No. 6 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 23, 2019, Amendment No. 2 to the statement on Schedule 13D filed on September 16, 2019, Amendment No. 3 to the statement on Schedule 13D filed on December 17, 2019, Amendment No. 4 to the statement on Schedule 13D filed on January 2, 2020 and Amendment No. 5 to the statement on Schedule 13D filed on October 15, 2020 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 6, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On October 16, 2020, TAS purchased 218,196 Shares on the open market at a weighted average price of $2.42 per share for an aggregate purchase price of approximately $528,034 (excluding commissions). TAS drew from its investment capital for such acquisition.

On October 19, 2020, TAS purchased 759,500 Shares on the open market at a weighted average price of $2.3634 per share for an aggregate purchase price of approximately $1,795,002 (excluding commissions). TAS drew from its investment capital for such acquisition.

On October 20, 2020, TAS purchased 910,000 Shares on the open market at a weighted average price of $2.2123 per share for an aggregate purchase price of approximately $2,013,193 (excluding commissions). TAS drew from its investment capital for such acquisition.

On October 21, 2020, TAS purchased 880,000 Shares on the open market at a weighted average price of $2.4994 per share for an aggregate purchase price of approximately $2,199,472 (excluding commissions). TAS drew from its investment capital for such acquisition.

On October 22, 2020, TAS purchased 1,770,204 Shares on the open market at a weighted average price of $2.6306 per share for an aggregate purchase price of approximately $4,656,699 (excluding commissions). TAS drew from its investment capital for such acquisition.

On October 23, 2020, TAS purchased 994,488 Shares on the open market at a weighted average price of $2.7147 per share for an aggregate purchase price of approximately $2,699,737 (excluding commissions). TAS drew from its investment capital for such acquisition.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

CUSIP No. 816212104	13D	Page 6 of 7 Pages

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 107,143,410 Shares issued and outstanding as of July 31, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 6, 2020. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of October 22, 2019.

The Reporting Persons, in the aggregate, beneficially own 23,936,974 Shares, representing approximately 22.3% of such class of securities.

Dr. Springer is the beneficial owner of a total of 23,936,974 Shares, representing approximately 22.3% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of October 22, 2020 and held directly, (iii) 26,410 Shares issuable upon exercise of outstanding options within 60 days of October 22, 2020 and held directly, (iv) 14,480,948 Shares held by TAS, (v) 1,970,443 Shares underlying warrants exercisable within 60 days of October 22, 2020 held by TAS, and (vi) 86,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 16,451,391 Shares, representing approximately 15.4% of the outstanding Shares and consisting of (i) 14,480,948 Shares and (ii) 1,970,443 Shares underlying warrants exercisable within 60 days of October 22, 2020. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

[signature page follows]

CUSIP No. 816212104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2020

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager